Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended March 31,					Six months ended September 30,
	2013	2014	2015	2016	2017	2017
	(in millions, except for ratio)					(in millions, except for ratio)

Earnings:
Income before income tax and share of results of equity investees	10,112	26,802	32,326	81,468	60,029	41,081
Add: Fixed charges	1,746	2,085	2,287	2,195	3,079	1,649
Adjusted for distributed income of equity investees and interest capitalized	(14)	(31)	(30)	(22)	228	206

Total Earnings	11,844	28,856	34,583	83,641	63,336	42,936

Fixed Charges
Interest expensed and interest capitalized	1,675	2,033	2,210	2,084	2,879	1,549
Add: Estimated interest within rental expense	71	52	77	111	200	100

Total Fixed Charges	1,746	2,085	2,287	2,195	3,079	1,649

Ratio of earnings to fixed charges	6.8	13.8	15.1	38.1	20.6	26.0